UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026

Commission File Number 001-42817

eastern international Ltd.

(Translation of registrant’s name into English)

Suite 901-903, 9th Floor, Building #2, Qianwan Zhigu

Chuanhua Smart CenterScience and Technology City Block

Xiaoshan Economic and Technological Development Zone

Xiaoshan District, Hangzhou, Zhejiang Province, China 311231

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On August 18, 2026, the Board of Directors (the “Board”) of Eastern International Ltd., a Cayman Islands Company (the “Company”) appointed Mr. K. Brice “Rick” Toussaint and Mr. Bin Zhou as new members of the Board, effective immediately. Mr. Toussaint was also appointed as the Chairman of the Audit Committee of the Board and a member of the Nominating and Corporate Governance Committee and the Compensation Committees of the Board and Mr. Bin Zhou was also appointed as the Chairman of the Compensation Committees of the Board and a member of the Audit Committee and the Nominating and Corporate Governance Committee of the Board on August 18, 2026.

Mr. Toussaint, age 55, has been an owner of Rick Toussaint MBA CPA LLC since 2000. Mr. Toussaint served as a member of the board and chair of the audit committee of Bit Origin Limited (NASDAQ: BTOG) from July 2020 to April 2024. Mr. Toussaint has served as a member and the Chairman of the board of Frontera Group, Inc. (OTC: FRTG) since October 2022 and its Chief Executive Officer and Chief Financial Officer since November 2023. Since 2018, Mr. Toussaint has served as Chief Executive Officer and Chairman of the Board for Principal Solar, Inc. Mr. Toussaint served as Chief Executive Officer of Myos Rens Technology, Inc. from December 2015 to August 2016 and a board member of Myos Rens Technology, Inc. from March 2016 to December 2016. Mr. Toussaint obtained his Bachelor of Science in Accounting degree in 1994 and his Master of Business Administration degree in 1996 from Louisiana State University in Baton Rouge, Louisiana. Mr. Toussaint has been certified as a CPA in the State of Texas since 2000.

Bin Zhou, age 47, has served as the Managing Partner and Attorney-of -Law of Bin Zhou Attorneys and Associates PC. since 2019. Mr. Zhou served as a director of Myos Rens Technology, Inc. from March 2016 to November 2018. From 2006 to 2019, Mr. Zhou was an attorney and then partner of Bernard & Yam, LLP in New York, NY. Mr. Zhou received his bachelor’s degree in Economic Laws from Nanjing University, China, in 2001 and received his Master of Social Work from University of Georgia in 2003 and a Juris Doctor’s degree from Rutgers University School of Law in 2006.

There are no arrangements or understandings between each of Mr. Toussaint and Mr. Zhou and any other person pursuant to which Mr. Toussaint and Mr. Zhou were appointed as directors of the Company. In addition, there is no family relationship between Mr. Toussaint or Mr. Zhou and any director or executive officer of the Company. The Board deems Mr. Toussaint and Mr. Zhou the “independent directors” as defined by NASDAQ Rule 5605(a)(2) and Mr. Toussaint an “audit committee financial expert” as defined by NASDAQ Rule 5605(c)(2)(A).

In connection with his appointment, the Company entered into a director agreement with each of Mr. Toussaint and Mr. Zhou (the “Agreement”) on August 18, 2026. Under the terms of the Agreement, each of Mr. Toussaint and Mr. Zhou will receive a compensation in the amount of US$2,500 per month, payable quarterly, plus reimbursement of expenses. The Agreement imposes certain customary confidentiality and non-disclosure obligations on the director, customary for the agreements of this nature. The foregoing description is merely a summary of the Agreement and therefore does not purport to be complete and is qualified in its entirety by reference to the Agreement, a form of which is attached hereto as Exhibit 10.1 and is incorporated by reference herein.

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EXHIBIT INDEX

Number	Description of Exhibit
10.1	Form of Director Agreement

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 20, 2026

Eastern international LTD.

By:	/s/ Albert Wong
Name:	Albert Wong
Title:	Chief Executive Officer

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